Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE: November 1, 2005
RITCHIE BROS. AUCTIONEERS REPORTS STRONG RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2005
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) today announced its results for the three and nine months ended September 30, 2005. The Company’s net earnings for the nine months ended September 30, 2005 were $39.4 million, or $1.13 per diluted weighted average share, compared to $23.6 million, or $0.68 per diluted weighted average share, in the corresponding period in 2004. Net earnings for the first nine months of 2005 included gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of property that was not being used in the Company’s operations. Excluding these gains, which the Company does not consider part of its normal operations, net earnings for the nine months ended September 30, 2005 would have been $35.3 million, or $1.02 per diluted weighted average share. All dollar amounts in this release are presented in United States dollars.
Gross auction sales for the first nine months of 2005 were $1.50 billion, 21% higher than the gross auction sales reported for the comparable period in 2004. Strong sales volumes in the United States and Canada contributed to the gross auction sales growth. Auction revenues for the nine months ended September 30, 2005 were $152.7 million, a 22% increase over the comparable period in 2004. Auction revenues as a percentage of gross auction sales were 10.16% for the first three quarters of this year compared to a rate of 10.09% in the equivalent period last year.
Ritchie Bros. sold more than 144,000 lots for over 20,000 consignors at 104 industrial auctions attracting approximately 151,000 registered bidders during the first nine months of 2005. This compares to 123,000 lots for more than 17,000 consignors at 100 industrial auctions that attracted nearly 143,000 registered bidders during the first nine months of 2004. The Company also held 84 agricultural auctions during the period (2004 — 79 agricultural auctions), which generated gross auction sales of approximately $65 million (2004 — $35 million).
Gross auction sales for the quarter ended September 30, 2005 were $364 million. Auction revenues for the third quarter of 2005 were $38.4 million and the auction revenue rate was 10.56%.
During the quarter ended September 30, 2005, the Company completed the acquisition of an approximately 160-acre property in Denver, Colorado, on which it intends to construct a new permanent auction site to replace its existing permanent site in Denver. The Company also acquired approximately 62 acres of land in Saskatoon, Saskatchewan, and intends to develop the property by constructing a modest auction facility intended primarily for agricultural auctions.
Peter J. Blake, the Company’s CEO, remarked: “Our results to date in 2005 continue to support our long-held belief that our unreserved auctions are the most effective way to match local supply with global demand, thereby creating a global marketplace for industrial assets. The strength of the economies in most of the markets in which we operate is causing a tightness in the supply of equipment; however, our strong sales results seem to suggest that the people who are selling equipment are choosing Ritchie Bros. unreserved auctions in ever-increasing numbers.”
Bidders using the Company’s rbauctionBid-Live internet bidding service during the nine months ended September 30, 2005 purchased over $200 million worth of trucks and equipment, a 50% increase over the equivalent period in 2004. While the majority of bidders still prefer to attend the auctions in person, the rbauctionBid-Live service complements the Company’s live auctions by increasing the size and diversity of the bidding audiences.

The Board of Directors today announced the declaration of a quarterly cash dividend of $0.18 per common share payable on December 16, 2005 to shareholders of record on November 25, 2005. The Board also announced that Charles E. Croft has been elected Vice-Chairman of the Board of Directors effective immediately. Mr. Croft has been a director of the Company since 1998.
Gross auction sales represent the aggregate selling prices of all items sold by the Company during the period and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended September 30, 2005 at 8:00am Pacific Time (11:00am Eastern Time) on November 1, 2005. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the performance of the rbauctionBid-Live internet service; and the implementation and future success of the Company’s growth strategy. These risks and uncertainties include: the performance of the Company’s guarantee and inventory contracts; the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands,	Nine months ended	Nine months ended
except share and per share amounts)	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)
Gross auction sales	$1,502,976	$1,239,606

Auction revenues	$152,700	$125,115
Direct expenses	18,563	15,405

	134,137	109,710

Expenses:
Depreciation and amortization	10,061	9,253
General and administrative	68,316	60,826

Earnings from operations	55,760	39,631
Other income (expenses):
Interest expense	(1,768)	(2,448)
Gain on disposition of capital assets	6,570	88
Other	302	516

Earnings before income taxes	60,864	37,787

Income taxes	21,487	14,223

Net earnings	$39,377	$23,564

Net earnings per share (1)	$1.15	$0.69
Net earnings per share — diluted (1)	$1.13	$0.68

Weighted average shares outstanding — diluted	34,708,600	34,475,465

Net earnings in accordance with GAAP	$39,377	$23,564
Less: after-tax gain on sale of excess property (1)	(4,065)	—
Adjustment relating to non-recurring income tax (2)	—	888

Adjusted net earnings	$35,312	$24,452

Adjusted net earnings per share	$1.03	$0.72
Adjusted net earnings per share — diluted	$1.02	$0.71

(1)	Net earnings for the nine months ended September 30, 2005 included total gains of $6,431 ($4,065, or $0.11 per diluted share, after tax) recorded on the sale of excess property. The Company does not consider these gains to be part its normal operations.

(2)	Income taxes for the nine months ended September 30, 2004 include a charge of $888 related to realized foreign exchange gains recorded at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding this charge, income taxes for the nine months ended September 30, 2004 would have been $13,335.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)
Gross auction sales	$364,005	$307,188

Auction revenues	$38,430	$31,449
Direct expenses	4,487	3,005

	33,943	28,444
Expenses:
Depreciation and amortization	3,198	3,246
General and administrative	23,859	20,989

Earnings from operations	6,886	4,209
Other income (expenses):
Interest expense	(427)	(695)
Gain (loss) on disposition of capital assets	68	(16)
Other	65	234

Earnings before income taxes	6,592	3,732

Income taxes	2,024	1,922

Net earnings	$4,568	$1,810

Net earnings per share (1)	$0.13	$0.05
Net earnings per share — diluted (1)	$0.13	$0.05

Weighted average shares outstanding — diluted	34,802,860	34,527,210

Net earnings in accordance with GAAP	$4,568	$1,810
Adjustment relating to non-recurring income tax (1)	—	888

Adjusted net earnings	$4,568	$2,698

Adjusted net earnings per share	$0.13	$0.08
Adjusted net earnings per share — diluted	$0.13	$0.08

(1)	Income taxes for the quarter ended September 30, 2004 include a charge of $888 related to realized foreign exchange gains recorded at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding this charge, income taxes for the three months ended September 30, 2004 would have been $1,034.

Selected Balance Sheet Data (USD thousands)	September, 2005	December 31, 2004
	(unaudited)
Current assets	$281,830	$171,302
Current liabilities	224,349	134,431

Working capital (including cash)	57,481	36,871

Total assets	565,383	442,409
Long-term debt	17,400	10,792
Total shareholders’ equity	317,014	289,264

Selected Operating Data (unaudited)	Nine months ended	Nine months ended
	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)
Auction revenues as percentage of gross auction sales	10.16%	10.09%
Number of consignors — industrial auctions	20,102	17,594
Number of bidders — industrial auctions	150,990	142,838
Number of buyers — industrial auctions	44,362	41,484
Number of permanent auction sites	23	22
Number of regional auction units	7	7
For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com